FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2009
Commission File Number: 333-159251
IESI-BFC LTD.
(formerly BFI Canada Ltd.)
(Translation of registrant’s name into English)
135 Queen’s Plate Road, Suite 300
Toronto, Ontario, Canada
M9W 6V1
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT LIST

Exhibit	Description
99.1	IESI-BFC Ltd. Press Release dated November 11, 2009.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IESI-BFC Ltd.

Date: November 12, 2009	By:	/s/ William Chyfetz Name: William Chyfetz
Title: Vice President, General Counsel and Secretary